QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.53

[CONFORMED COPY]

PRIMARY SURETY AGREEMENT
between

SBS BROADCASTING S.A.

and

POSTABANK ÉS TAKARÉKPÉNZTÁR RT.

Dated March 24, 2003

This AGREEMENT (this "Agreement") is made in Budapest, on 24th of March, 2003 between

(1)
SBS Broadcasting S.A. (registered seat: 8.-10. rue Mathias Hardt, BP 39, L-1717, Luxembourg, registration No.: B 31996., Registere de Commerce et des Sociétés, Luxembourg, names and positions of the representative the Company: David Stogel Attorney-in-Fact) a company limited by shares, organised and existing under the laws of the Grand Duchy of Luxembourg (the "Surety"), and

(2)
Postabank és Takarékpénztár Rt. (registered seat: Váci str. 48., 1132 Budapest, Hungary, registration No.: 01-10-041107, names and positions of those entitled to represent the Company: Koltai Zsolt senior executive director, dr. Koji Ferenc senior executive director a company limited by shares, organised and existing under the laws of the Republic Hungary, licensed to carry out financial services in the Republic of Hungary (the "Bank"). (together: the "Parties")

under the following terms and conditions:

The Parties state the following:

  (A)
  The Bank and MTM-SBS Televízió Rt. (registered address: 1145 Budapest, Róna str. 174.; registration No: Cg: 01-10-043174, statistical number: 12168295-9214-114-01) (the "Company") concluded a loan agreement on 24th of March, 2003 with registration No.: HF-230-24/03. (the "Loan Agreement"), Based on the Loan Agreement the Company has a payment obligation of HUF 1,400,000,000 that is one billion and four hundred million Hungarian forints outstanding debt (the "Loan") and its interests towards the Bank. Pursuant to the Loan Agreement the contractual interest of the principal is: 9.24% fix annual interest, the disbursement fee is: 57.195.833,- HUF, the maturity date of the loan is: 24th of March, 2006.

  (B)
  It is a requirement of the disbursement stipulated in the Loan Agreement to provide as security a surety on terms and conditions satisfactory to the Bank.

  (C)
  The Surety, in consideration of the Bank concluding the Loan Agreement, has agreed to guarantee that the payment obligations of the Company under the Loan Agreement shall be performed and accepts responsibility for the performance of these obligations

  (D)
  The Company is affiliated to the Surety, therefore issuing of this Primary Surety is for the commercial benefit of the Surety.

NOW THEREFORE the Surety and the Bank hereby agree as follows:

ARTICLE I

1.1
The Surety has been provided with a copy of the Loan Agreement by the Company, and hereby acknowledges the receipt of such copy and declares to be aware of its full content.

1.2
The Surety acknowledges that the Bank would not have agreed to the conclusion of the Loan Agreement without receipt of the Primary Surety from the Surety.

ARTICLE II—PRIMARY SURETY

2.1.
The Surety hereby irrevocably and unconditionally gives a primary surety (the "Primary Surety") to pay to the Bank, all debts which are now or at any time hereafter shall have become due and payable by the Company to the Bank under the Loan Agreement specified in Section (A) of the preamble of the present agreement including principal, contractual and default interest (kamat), the disbursement fee and the costs of any of the transactions specified thereby, ancilliary payments (járulék) and other costs of enforcement of the Loan Agreement (végrehajtási költségek) (together: the "Debt"). Upon the first written notice of the Bank, the Surety shall pay the Debt specified herein to the bank account defined by the Bank, prior to the payment date specified in the notice, provided that the Bank declares in its notice that the Company did not perform its payment obligation when it became due.

2.2
The Surety acknowledges and agrees that this Primary Surety is and at all times shall be continuing security and shall extend to cover the ultimate balance due at any time from the Company to the Bank under or in respect of the Loan Agreement.

2.3
The Surety acknowledges that the expiration date of the Loan Agreement may change due to the Bank's right for termination or change of law (Bankruptcy Act).

2.4
The obligations and liabilities undertaken by the Surety under this Primary Surety are those of a primary surety; and therefore the Bank shall not be obliged to seek to enforce any right against the Company or any other person, to obtain judgement in any court against the Company or any other person or to file any claim in a bankruptcy, liquidation or similar proceedings of the Company or any other person before taking steps to enforce any of its rights and remedies under this Primary Surety.

2.5
If the Bank at any time receives less than the full amount then due and payable to it under this Primary Surety, the Bank shall have the right to debit any account of the Surety held at the Bank and to allocate and apply the amount received in any way or manner to recover its claim from the Surety under this Primary Surety, notwithstanding any instruction that the Surety may give to contrary.

2.6
All amounts due to the Bank under this Primary Surety shall be paid without any set-off, condition or counterclaim whatsoever and shall be free and clear of, and without deduction or withholding for or on account of, any taxes, duties, fees or other charges of whatever nature; provided, however, that, in the event that the Surety is prevented by operation of law or otherwise from making such payments free and clear of such deductions or withholdings, the amount due under this Primary Surety shall be increased to such amount as may be necessary to remit to the Bank the full amount it would have received had such payment been made without such deductions or withholdings.

2.7
The Bank shall have the right, to the fullest extent permitted by law, to set off any amount owed by the Bank to the Surety, whether or not matured, against any amount then due payable by the Surety under this Primary Surety, whether or not the Bank had demanded payment by the Surety of such amount and regardless of the currency or place of payment of either such amount.

ARTICLE III—REPRESENTATIONS AND WARRANTIES

        The Surety hereby represents and warrants to the Bank that:

  (a)
  the Surety is a corporation duly organised and validly existing under the laws of the Grand Duchy of Luxembourg;

  (b)
  the Surety has full power and authority (i) to execute and deliver this Primary Surety and all notices, certificates and other documents related to this transaction and (ii) to comply with the provisions of, and perform all its obligations under, this Primary Surety;

  (c)
  the Surety has taken all necessary actions to authorise the execution and delivery of this Primary Surety and this Primary Surety constitutes the Surety's legal, valid and binding obligations enforceable against the Surety in accordance with its terms; and

  (d)
  the entry into and performance by the Surety of this Primary Surety does not and will not violate in any respect (i) the constitutional documents of the Surety, or (ii) any agreement, contract or other undertaking to which the Surety is a party or which is binding upon the Surety.

ARTICLE IV—MISCELLANEOUS

4.1
Any notice, application or other communication to be given or made under this Agreement to the Bank or to the Surety shall be in writing. Such notice, application or other communication shall be deemed to have been duly given or made when it is delivered by hand, courier, or facsimile transmission to the party to which it is required or permitted to be given or made at such party's address specified below or at such other address as such party designates by notice to the party giving or making such notice, application or other communication.

For the Surety:
SBS Broadcasting S.A. 8-10 rue Mathias Hardt BP 39, L-1717, Luxembourg Attention: Corporate Secretary
	Fax:	+352 40 78 04
With a Copy to:
SBS Services B.V. Rietlandpark 353 1019 EM Amsterdam The Netherlands
	Attention:	Erik T.Moe Klaus Frederiksen
	Fax:	+31 20 519 1996
For the Bank:
Postabank és Takarékpénztár Rt. Müködési és Speciális Kockázatkezelési Divízió 1132 Budapest, Váci út 48. Hungary
	Attention:	dr. Koji Ferenc Lehoczky Artúr
	Fax:	+ 00 36 1 484 2141
4.2
This Agreement has been executed in Hungarian and in English version. In case of any deviation the English version shall be considered governing. The Parties undertake to incorporate the English version of the present Agreement into a notarial document simultaneously with its execution at the Bank's expense. All future document to be furnished or communications to be given or made under this Agreement shall be in English.

4.3
No course of dealing and no delay in exercising, or omission to exercise, any right, power or remedy accruing to the Bank under this Agreement or any other agreement shall impair any such right, power or remedy or be construed to be a waiver thereof or an acquiescence therein. No single or partial exercise of any such right, power or remedy shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Bank in respect of any such default, or acquiescence by it therein, shall affect or impair any right, power or remedy of the Bank in respect of any other default.

4.4
This Agreement shall be governed by and construed in accordance with the laws of the Republic of Hungary.

4.5
This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto and shall be binding on the Parties from the time of execution except that

(1)
the Surety may not sell, transfer, assign, novate or otherwise transfer all or any part of its rights or obligations under this Agreement or enter into any transaction which would result in any of those rights or obligations passing to another person without the consent of the Bank.

(2)
The Bank may not sell, transfer, assign, novate or otherwise dispose of all or part of its rights or obligations under this Agreement or enter into any transaction which would result in any of those rights or obligations passing to another person without the consent of the Surety which consent shall not be unreasonably withheld or delayed.

4.6
If at any time any one or more of the provisions in this Agreement is or becomes invalid, illegal or unenforceable in any respect under any law or regulation, the validity, legality and enforceability of the remaining provisions of this Primary Surety shall not be in any way affected or impaired thereby.

4.7
The parties hereby agree that all disputes arising from or in connection with the present contract, its breach, termination, validity or interpretation, shall be exclusively decided by the Permanent Court of Arbitration to Money and Capital Markets (Budapest) ("PCAM") in accordance with its own Rules of Proceedings. The number of arbitrators shall be three. The language to be used in the arbitral proceedings shall be English. Furthermore the parties agree that the presiding arbitrator shall be elected from the following persons: dr. Kovács Erika, dr. Tajthy Attila, dr. Szabó Boldizsár, dr. Ösi Zsolt, dr. Kraudi Adrienne. In case the arbitrators appointed by the parties do not appoint the presiding arbitrator within eight days of the nomination of the second arbitrator, the Member of the Board of PCAM shall appoint the presiding arbitrator from the mentioned five persons. The losing party shall reimburse the duly verified costs and expenses of the victorious party emerged in connection with the said proceedings.

        IN WITNESS WHEREOF, the parties hereto, acting through their duly authorised representatives, have caused this Agreement to be signed in their respective names as of the date first above written.

SBS BROADCASTING S.A.
By:	\s\ DAVID STOGEL SBS Broadcasting S.A. Name: David Stogel Title: Attorney-in-fact
POSTABANK ÉS TAKARÉKPÉNZTÁR RT.
By:	\s\ KOLTAI ZSOLT Postabank és Takarékpénztár Rt. Name: Koltai Zsolt Title: Senior Executive Director	\s\ KOJI FERENC dr. Koji Ferenc Senior Executive Director

QuickLinks

  Exhibit 4.53